UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) November 12, 2020

CYTONICS CORPORATION

(Exact name of issuer as specified in its charter)

Florida	20-8883869
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

658 West Indiantown Road, Suite 214, Jupiter, Florida 33458

(Full mailing address of principal executive offices)

(561) 406-2864

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series C Preferred Stock

Item 9. Other Events

Appointment of Director

On November 12, 2020, the board of directors of CYTONICS CORPORATION, a Florida corporation (the “Company”), appointed Tracy Goeken, MD, age 46, as an independent Director of the Company. Dr. Goeken brings over 15 years’ experience as a Chief Medical Officer and Director of Clinical Development and Regulatory Affairs in the biopharma industry. He is currently the Chief Medical Officer of Linical Accelovance Group where he has held such position since 08/2018. Prior to that, he served as a Medical Consultant to Q2K Medical Consulting from 02/2018 to the present, Chief Medical Officer of Somahlution Inc. from 01/2013 to 01/2018, Vice President of Clinical and Medical Affairs at Nuron Biotech Inc. from 07/2010 to 01/2013, Director of Global Pharmacovigilance at Pharm-Olam International from 07/2006 to 07/2010, Department Manager, Cardiovascular Research at The Methodist Hospital Clinical Trial Support Unit from 08/2005 to 07/2006, and as a research associate at the SRB Research Institute from 2004 to 2005.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 11, 2020	CYTONICS CORPORATION

	By:	/s/ Antonio Carvalho
Antonio Carvalho
Chief Executive Officer